EXHIBIT 1

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No.33.3.0029520-8

NOTICE TO THE MARKET

Oi S.A. (“Oi” or “Company”), informs its shareholders and the market in general that, on this date, the United States Bankruptcy Court for the Southern District of New York entered an order granting the provisional relief (the “Provisional Relief Order”) requested by Oi, Telemar Norte Leste S.A., Oi Brasil Holdings Coöperatief U.A. and Oi Móvel S.A. (together, the “Debtors”) in their U.S. chapter 15 cases that were filed on June 21, 2016.

Under the Provisional Relief Order, an injunction under 11 U.S.C. § 362 has been entered on a preliminary basis, which prevents creditors from initiating actions against the Debtors or their property located within the territorial jurisdiction of the United States and parties from terminating their existing U.S. contracts with the Debtors. This preliminary injunctive relief will remain in place until the Debtors obtain full recognition of their chapter 15 petitions from the U.S. Court. Upon recognition, a stay under 11 U.S.C. § 362 protecting the Debtors and their U.S. property will be imposed automatically by operation of law.

The hearing to consider the Debtors’ petitions is scheduled for July 21, 2016. A copy of the Provisional Relief Order can be obtained at https://ecf.nysb.uscourts.gov.

Rio de Janeiro, June 22, 2016.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer